SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

of December 4, 2003

KLM ROYAL DUTCH AIRLINES

(translation of Registrant’s trade name into English)

Amsterdamseweg 55, 1182 GP Amstelveen, The Netherlands

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F [X]	Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ]	No [X]

TRAFFIC AND CAPACITY STATISTICS — NOVEMBER 2003
SIGNATURES

03/087

TRAFFIC AND CAPACITY STATISTICS — NOVEMBER 2003

#	Passenger load factor increased 3.7 percentage points to 78.8 percent

#	Passenger traffic at same level as last year

#	Cargo load factor increased by 1.2 percentage points to 76.6 percent

Passenger Traffic

Passenger traffic was at the same level as last year on 5 percent lower capacity. As a result, passenger load factor increased by 3.7 percentage points to 78.8 percent. On the intercontinental routes, business class traffic increased by 1 percent on a 2 percent decrease in capacity.

North Atlantic load factor increased by 7.4 percentage points to 83.4 percent. Traffic was 11 percent lower than last year, whereas capacity was 19 percent lower. The capacity decrease is a consequence of KLM’s decision to accelerate the phase out of the Boeing 747-300-fleet. Today, the 747-300 will operate its last flight for KLM.

On the Middle East/South Asia route area, traffic increased by 5 percent, while capacity was 5 percent lower. As a result load factor increased by 7.2 percentage points to 74.6 percent. The higher traffic volumes on this route area are mainly driven by the Gulf destinations.

On the Central and South Atlantic routes, traffic increased by 8 percent year-on-year on 1 percent higher capacity. Especially the Latin American routes were driving the higher load factor of this route area. Load factor increased by 5.1 percentage points to 79.6 percent.

Cargo Traffic

Cargo traffic was at the same level as last year on 2 percent lower capacity. Cargo load factor increased by 1.2 percentage points to 76.6 percent. Traffic outbound Europe continues to be weak.

Traffic on the Asia Pacific routes increased by 9 percent, while capacity was up 6 percent on last year. As a result the cargo load factor improved by 1.8 percentage points to 90.6 percent.

North Atlantic cargo capacity was 11 percent lower, mainly as a result of less 747-300 combi aircraft deployment. As traffic decreased by 9 percent, the load factor increased by 1.9 percentage points to 72.7 percent.

Amstelveen, December 3, 2003

	November				April - November

	2003	2002	change (%)		2003	2002	change (%)

Revenue passenger km (RPK) (in millions)
Europe	779	764	2%		7,214	7,278	(1)%
North Atlantic	1,114	1,251	(11)%		9,655	10,278	(6)%
Central and South Atlantic	693	641	8%		5,828	5,586	4%
Asia / Pacific	1,065	1,066	0%		8,125	9,122	(11)%
Middle East / South Asia	376	358	5%		3,166	3,291	(4)%
Africa	664	630	5%		4,900	5,037	(3)%

Total	4,691	4,710	0%		38,887	40,592	(4)%

Available seat km (ASK) (in millions)
Europe	1,098	1,107	(1)%		9,380	9,513	(1)%
North Atlantic	1,335	1,646	(19)%		10,978	12,017	(9)%
Central and South Atlantic	870	860	1%		7,526	7,381	2%
Asia / Pacific	1,305	1,319	(1)%		10,239	10,650	(4)%
Middle East / South Asia	504	530	(5)%		4,051	4,416	(8)%
Africa	840	805	4%		6,241	6,159	1%

Total	5,953	6,268	(5)%		48,415	50,136	(3)%

Passenger load factor (%)
Europe	71.0	69.0	2.0	pts	76.9	76.5	0.4	pts
North Atlantic	83.4	76.0	7.4	pts	87.9	85.5	2.4	pts
Central and South Atlantic	79.6	74.5	5.1	pts	77.4	75.7	1.7	pts
Asia / Pacific	81.6	80.9	0.7	pts	79.4	85.7	(6.3	)pts
Middle East / South Asia	74.6	67.4	7.2	pts	78.1	74.5	3.6	pts
Africa	79.1	78.3	0.8	pts	78.5	81.8	(3.3	)pts

Total	78.8	75.1	3.7	pts	80.3	81.0	(0.7	) pts

Revenue freight ton-km (RFTK) (in millions)
Europe	3	5	(40)%		27	41	(34)%
North Atlantic	86	94	(9)%		665	660	1%
Central and South Atlantic	35	39	(11)%		281	297	(5)%
Asia / Pacific	207	190	9%		1,526	1,386	10%
Middle East / South Asia	22	22	(2)%		187	189	(1)%
Africa	30	32	(5)%		223	225	(1)%

Total	383	383	0%		2,909	2,797	4%

Available freight ton-km (AFTK) (in millions)
Europe	23	25	(9)%		189	202	(7)%
North Atlantic	118	133	(11)%		938	928	1%
Central and South Atlantic	55	57	(4)%		463	485	(5)%
Asia / Pacific	228	214	6%		1,806	1,643	10%
Middle East / South Asia	32	33	(4)%		281	271	4%
Africa	44	46	(4)%		333	334	0%

Total	500	509	(2)%		4,009	3,864	4%

Cargo load factor (%)
Europe	14.4	21.7	(7.3	)pts	14.2	20.1	(5.9	)pts
North Atlantic	72.7	70.8	1.9	pts	70.9	71.1	(0.2	)pts
Central and South Atlantic	64.2	69.1	(4.9	)pts	60.8	61.2	(0.4	)pts
Asia/Pacific	90.6	88.8	1.8	pts	84.5	84.4	0.1	pts
Middle East/South Asia	68.2	66.6	1.6	pts	66.4	69.8	(3.4	)pts
Africa	68.5	69.2	(0.7	)pts	67.1	67.2	(0.1	)pts

Total	76.6	75.4	1.2	pts	72.6	72.4	0.2	pts

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KLM Royal Dutch Airlines

Date: December 4, 2003	By	/s/ R.A. Ruijter

Name: R.A. Ruijter Title: Managing Director & CFO

	By	/s/ C. van Woudenberg

Name: C. van Woudenberg Title: Managing Director & CHO